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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13/D
                                Amendment No. 1

                   Under the Securities Exchange Act of 1934



                          National Auto Credit, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                    Common Stock,  par value $.01 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   632900106
--------------------------------------------------------------------------------
                                (CUSIP Number)

                               S. Craig Tompkins
 Reading Entertainment, Inc., FA, Inc., Citadel Holding Corporation
                             and Craig Corporation
              c/o 550 South Hope Street, Suite 1825, Los Angeles,
                       California  90071 (213) 239-0555
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                               November 3. 2000
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13/D

---------------------                                     ----------------------
CUSIP No.   632900106                                     Page  2  of  14  Pages
---------------------                                     ----------------------

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      FA, Inc.
      51-0285397
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [_]
                                                                         (b) [X]
           FA, Inc. is a wholly owned subsidiary of Reading Entertainment, Inc. and, accordingly, may be deemed to be a member of a group with Reading Entertainment. Reading Entertainment reports with Craig Corporation on a consolidated basis, and owns approximately 21% of the Class A Non Voting Common Stock and approximately 21% of the Class B Voting Common Stock of Citadel Holding Corporation. Pursuant to a Stock Purchase and Standstill Agreement by and among Reading Entertainment, FA, Inc., Craig Corporation, Citadel Holding Corporation and the Issuer, Reading Entertainment, FA, Inc., Craig Corporation and Citadel Holding Corporation have the collective right to nominate two directors to the Board of Directors of the Issuer, and have agreed to nominate Messrs. James J. Cotter and Scott
      A. Braly to such positions. Accordingly, Reading Entertainment, and FA, Inc., may be deemed to be members of a "group" with Craig Corporation and Citadel Holding Corporation. Each of Reading Entertainment, FA, Inc., Craig Corporation and Citadel Holding Corporation have agreed to indemnify one another in the case of the breach by them of their respective obligations under the Stock Purchase and Standstill Agreement. Aside from these arrangements, FA, Inc. disclaims membership in any group.
--------------------------------------------------------------------------------
   3  SEC USE ONLY
--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
      OO
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                     [_]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
--------------------------------------------------------------------------------
   NUMBER OF     7     SOLE VOTING POWER
    SHARES             3,722,021
 BENEFICIALLY ------------------------------------------------------------------
OWNED BY EACH    8     SHARED VOTING POWER
  REPORTING              -0-
 PERSON WITH  ------------------------------------------------------------------
                 9     SOLE DISPOSITIVE POWER
                       3,722,021
              ------------------------------------------------------------------
                10     SHARED DISPOSITIVE POWER
                       -0-
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      3,722,021
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      27%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
      CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT.

                                       SCHEDULE 13/D

---------------------                                     ----------------------
CUSIP No.   632900106                                     Page  3  of  14  Pages
---------------------                                     ----------------------

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Reading Entertainment, Inc., a Nevada Corporation
      23-2859312
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [_]
                                                                         (b) [X]
          Reading Entertainment, Inc., is a member of a group with FA, Inc., its wholly owed subsidiary. Also, Reading Entertainment reports with Craig Corporation on a consolidated basis, and owns approximately 21% of the Class A Non Voting Common Stock and approximately 21% of the Class B Voting Common Stock of Citadel Holding Corporation. Pursuant to a Stock Purchase and Standstill Agreement by and among Reading Entertainment, FA, Inc., Craig Corporation, Citadel Holding Corporation and the Issuer, Reading Entertainment, FA, Inc., Craig Corporation and Citadel Holding Corporation have the collective right to nominate two directors to the Board of Directors of the Issuer, and have agreed to nominate Messrs. James J. Cotter and Scott A. Braly to such positions. Accordingly, Reading Entertainment, and FA, Inc., may be deemed to be members of a "group" with Craig Corporation and Citadel Holding Corporation. Each of Reading Entertainment, FA, Inc., Craig Corporation and Citadel Holding Corporation have agreed to indemnify one another in the case of the breach by them of their respective obligations under the Stock Purchase and Standstill Agreement. Aside from these arrangements, Reading Entertainment disclaims membership in any group.
--------------------------------------------------------------------------------
   3  SEC USE ONLY
--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
      00
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                     [_]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Nevada
--------------------------------------------------------------------------------
   NUMBER OF     7     SOLE VOTING POWER
    SHARES             -0-
 BENEFICIALLY ------------------------------------------------------------------
OWNED BY EACH    8     SHARED VOTING POWER
  REPORTING            3,722,021
 PERSON WITH  ------------------------------------------------------------------
                 9     SOLE DISPOSITIVE POWER
                       -0-
              ------------------------------------------------------------------
                10     SHARED DISPOSITIVE POWER
                       3,722,021
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      3,722,021
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      27%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
      CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT.

                                       SCHEDULE 13/D

---------------------                                     ----------------------
CUSIP No.   632900106                                     Page  4  of  14  Pages
---------------------                                     ----------------------

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Craig Corporation, a Nevada corporation
      95-1620188
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [_]
                                                                         (b) [X]
           Craig Corporation reports with Reading Entertainment, Inc. on a consolidated basis and collectively with Reading Entertainment owns approximately 32% of the Class A Nonvoting Common Stock and approximately 33% of the Class B Voting Common stock of Citadel Holding Corporation. Pursuant to a Stock Purchase and Standstill Agreement by and among Citadel Holding Corporation, Reading Entertainment, FA. Inc. (a wholly owned subsidiary of Reading Entertainment, Inc.), Craig Corporation and the Issuer, Craig Corporation, Reading Entertainment, FA, Inc., and Citadel Holding Corporation have the collective right to nominate two directors to the Board of Directors of the Issuer, and have agreed to nominate Messrs. James J. Cotter and Scott A. Braly to such positions. Accordingly, Craig Corporation maybe deemed to be a member of a "group" with Reading Entertainment, FA, Inc. and Citadel Holding Corporation. Each of Craig Corporation, Reading Entertainment, FA, Inc., and Citadel holding Corporation have agreed to indemnify one another in the case of any breach by them of their respective obligations under the Stock Purchase and Standstill Agreement. Aside from these arrangements, Craig Corporation disclaims membership in any group.
--------------------------------------------------------------------------------
   3  SEC USE ONLY
      00
--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
      N/A
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                     [_]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Nevada
--------------------------------------------------------------------------------
   NUMBER OF     7     SOLE VOTING POWER
    SHARES             -0-
 BENEFICIALLY ------------------------------------------------------------------
OWNED BY EACH    8     SHARED VOTING POWER
  REPORTING            3,722,021
 PERSON WITH  ------------------------------------------------------------------
                 9     SOLE DISPOSITIVE POWER
                       -0-
              ------------------------------------------------------------------
                10     SHARED DISPOSITIVE POWER
                       3,722,021
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      3,772,021
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      27%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
      CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT.

                                       SCHEDULE 13/D

---------------------                                     ----------------------
CUSIP No.   632900106                                     Page  5  of  14  Pages
---------------------                                     ----------------------

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Citadel Holding Corporation, a Nevada corporation
95-3885184
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [_]
                                                                         (b) [X]
          Approximately 32% of the Class A Nonvoting Common Stock and approximately 33% of the Class B Voting Common Stock of Citadel Holding Corporation and Reading Entertainment, Inc. Also, Citadel Holding Corporation owns 70,000 Shares of the Series A Preferred Stock of Reading Entertainment. Pursuant to a Stock Purchase and Standstill Agreement by and among Citadel Holding Corporation, Reading Entertainment, FA, Inc. (a wholly owned subsidiary of Reading Entertainment), Craig Corporation and the Issuer, Citadel Holding Corporation, Reading Entertainment, FA, Inc. and Craig Corporation have the collective right to nominate Messrs. James J. Cotter and Scott A. Braly to such positions. Accordingly, Citadel Holding Corporation could be deemed to be a member of a "group" with Reading Entertainment, FA, Inc., and Craig Corporation. Each of Citadel Holding Corporation, Reading Entertainment, FA, Inc. and Craig Corporation have agreed to indemnify one another in the case of any breach by them of their respective obligations under the Stock Purchase and Standstill Agreement. Aside from these arrangements, Citadel disclaims membership in any group.
--------------------------------------------------------------------------------
   3  SEC USE ONLY
      WC
--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
      N/A
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Nevada
--------------------------------------------------------------------------------
   NUMBER OF     7     SOLE VOTING POWER
    SHARES             1,055,000
 BENEFICIALLY ------------------------------------------------------------------
OWNED BY EACH    8     SHARED VOTING POWER
  REPORTING            -0-
 PERSON WITH  ------------------------------------------------------------------
                 9     SOLE DISPOSITIVE POWER
                       1,055,000
              ------------------------------------------------------------------
                10     SHARED DISPOSITIVE POWER
                       -0-
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,055,000
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      7.75%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
      CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT.

                                 SCHEDULE 13/D

---------------------                                     ----------------------
CUSIP No.   632900106                                     Page  6  of  14  Pages
---------------------                                     ----------------------

This Amendment Number 1 amends the Statement (the "Initial Statement") filed with respect to the purchase on April 5, 2000 by FA, Inc. ("FA"), a wholly owned subsidiary of Reading Entertainment, Inc., a Nevada corporation ("REI and collectively with FA, "Reading") of 8,999,900 shares of the Common Stock, par value $.05 per share (the "Common Stock"), of National Auto Credit, Inc., a Delaware corporation (the "Issuer" and collectively with its subsidiaries "NAC"). This filing is also being made by the following persons:

     a) Craig Corporation, a Nevada corporation ("CC" and collectively with its wholly owned subsidiaries "Craig"), which owns approximately 78% of the voting power of REI, and reports its ownership in REI on a consolidated basis for financial reporting purposes; and

     b) Citadel Holding Corporation, a Nevada corporation ("CHC" and collectively with its wholly owned subsidiaries "Citadel"), which holds 1,055,000 shares of the Common Stock of the Issuer, and 70,000 shares of the Series A Preferred Stock of REI, and the Class A Non-voting Common Stock and Class B Voting Common Stock of which are held 21.25% and 21.25% respectively by Reading and 11% and 11.6% respectively by Craig.

These persons are referred to herein collectively as the "Filing Parties."

On November 3, 2000, REI, CC, CHC and FA (referred to collectively herein as the "Stockholders") entered into and closed with the Issuer a Stock Purchase and Standstill Agreement (the "Standstill Agreement") pursuant to which FA sold to the Issuer 5,277,879 shares of Common Stock and 100 shares of the Series A Convertible Preferred Stock, per value $.05 of the Issuer (the" Preferred Stock") for an aggregate purchase price of $8,468,770.34. The Stockholders agreed to certain limitations on their authority to vote and/or transfer their shares of Common Stock, to acquire additional shares of Common Stock, and to solicit proxies, and the Issuer agreed to place two nominees of the Stockholders on the Board of Directors and to provide to stockholders generally the types of stockholder approval rights with respect to material transactions which are available to the stockholders of companies whose shares are quoted on the NADSAQ/NMS. A copy of the Standstill Agreement is attached as Exhibit A hereto, and all descriptions and/or summaries of the Standstill Agreement in this Amendment are qualified by reference to the full document as set out in that Exhibit A.

The Stockholders have initially nominated Mr. James J. Cotter (the Chairman of the Board of REI, CC and CHC), and Mr. Scott A. Braly (the Chief Executive Officer of REI, CC and CHC) to the Board of Directors. These individuals were elected to the Board of Directors of the Issuer on November 3, 2000. The Stockholders have also agreed, amongst themselves, to indemnify one another against any loss resulting form any breach by them of their respective obligations under the Standstill Agreement.

---------------------                                     ----------------------
CUSIP No.   632900106                                     Page  7  of  14  Pages
---------------------                                     ----------------------

The Initial Statement is hereby amended as follows:

Item 2.  Identity and Background.

Item 2, is hereby amended to add the following information.

Scott A. Braly was appointed the Chief Executive Officer of REI, CC and CHC, effective October 16, 2000. Mr. Braly's address is c/o Craig Corporation, 550
S. Hope Street, Suite 1825, Los Angeles, California 90071. Prior to his appointment, Mr. Braly served as, and continues to serve as a Director of Reading Entertainment, Inc. Certain other modifications to this Item 2 are set forth on Schedule 1 to this Amendment, which supercedes Schedule 1 to the Initial Statement.

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the information set forth in the introduction to this Amendment.

Item 4.  Purpose of Transaction.

Item 4 is hereby amended to read as follows:

The Exchange Transaction disclosed in the Initial Statement (the transfer by FA of a 50% membership interest in the Angelika Film Center, LLC ("AFC") to the Issuer in exchange for 8,999.900 shares of Common Stock and 100 shares of Preferred Stock) was a part of Reading's previously disclosed plan to focus its business principally upon the ownership, development and operation of cinemas and cinema based entertainment centers in Australia and New Zealand, and to de-emphasize its direct ownership and operation of cinemas in the United States and Puerto Rico. The sole asset of AFC is the Angelika Film Center & Cafe located in the Soho district of Manhattan.

In consummating the Exchange Transaction, Reading believed that it had, in essence, joined with a potential partner with significant cash assets and no indebtedness, interested in further investments in the domestic cinema exhibition business. Incident to the Exchange Transaction, Reading granted to the Issuer two separate and independent options to acquire additional domestic cinema assets from Reading. Copies of those options were attached as Exhibit C and D to the Initial Statement. However, those options have expired unexercised, in Reading view, due in part to the inability of the Issuer to exercise these options during the pendency of the status quo order entered into in connection with the Actions described in the next paragraph. Since the completion of the Exchange Transaction, certain of the assets subject to these options have been acquired by Citadel.

As a result of the Exchange Transaction, the percentage voting interest in the Issuer represented by the Common Stock owned or controlled by the then controlling stockholder of the Issuer, Sam J. Frankino ("Frankino"), was reduced to less than 50%, thus divesting Frankino of the power to unilaterally take action by written consent. Frankino challenged the Exchange Transaction. This challenge, as well as certain other disputes between Mr. Frankino and the Issuer, resulted in litigation styled National Auto Credit, Inc. v. Sam J. Frankino, C.A. No. 17973 and Sam J. Frankino v. David Huber, et al., C.A. No. 17984, brought in the Court of Chancery of the State of Delaware (collectively referred to herein as the "Actions"). Incident to the Actions, the Issuer and Frankino in

---------------------                                     ----------------------
CUSIP No.   632900106                                     Page  8  of  14  Pages
---------------------                                     ----------------------

April 2000 agreed to the entry of a status quo order which severely restricted the actions of the Issuer pending resolution of the Actions. Ultimately, the Issuer and Frankino agreed to a settlement of the Actions pursuant to which the Issuer would repurchase the Common Stock owned by Frankino and certain of his affiliates (the "Frankino Parties"), representing 15,863,360 shares of Common Stock (the "Frankino Shares"), for $35,520,522 plus the reimbursement of certain expenses. Consummation of this settlement would have resulted in the ownership by the Stockholders of more than 50% of the voting power of the Issuer. Upon the request of the Issuer, FA agreed to sell to the Issuer 5,277,879 shares of Common Stock and 100 shares of Preferred Stock (the "Designated FA Shares"), for a total purchase price of $8,468,770.34, and the Stockholders agreed to enter into the Standstill Agreement. The repurchase of the Designated FA Shares reduced the Common Stock holdings of the Shareholders from the more than 50% which they would have otherwise held upon repurchase of the Frankston Shares to approximately 35% of the outstanding Common Stock following such repurchases. The Actions were settled, the Frankino Shares and the Designated FA Shares were repurchased, and the Standstill Agreement was entered into on November 3, 2000.

At the present time, the Issuer's assets consist primarily of cash and its interest in AFC. Under the terms of the Standstill Agreement, the Issuer may not "(A) acquire any assets, in any transaction or in any series of related transactions, by merging or consolidating or otherwise combining with any one or more corporations, partnerships and/or other entities, or by purchase (whether for cash, debt or securities) in a transaction which would be material to NAC or
(B) issue, in ay transaction or in any series of related transactions, a material amount of the securities of NAC," until it has first prepared, adopted and publicly disclosed a five year business plan. Since each of Reading and Citadel are in the cinema exhibition business, the Stockholders are naturally hopeful that, with the resolution of the Actions, the Board of Directors of the Issuer will adopt a business plan focusing on the acquisition and operation of additional cinema and cinema related assets, and intend to work to support the adoption of such business plan by the Board of Directors. However, as the Stockholders do not control the Issuer, no assurances can be given as to the nature or direction of the business plan that will be adopted by the Board of Directors of the Issuer.

Depending upon a variety of factors, including, without limitation, the business plan adopted by the Issuer, and subject to the limitations contained in the Standstill Agreement (and described in greater detail in Item 6 below), the Filing Parties may purchase additional shares (directly from the Issuer, in open market transactions, and/or by tender or other offer) or they may sell shares. However, since the 3,722,021 Common Shares owned by FA were acquired directly from the Issuer without the benefit of a registration statement, they constitute restricted securities, and cannot be sold other than after registration or otherwise pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended and applicable state securities laws. While FA has been granted certain registration rights by the Issuer, these rights are limited. Other than the limitations on resale imposed by applicable state and federal securities laws and the Standstill Agreement, however, there are no restrictions or limitations on the right of the Filing Parties to dispose of their respective interests in the Issuer at such time, in such manner and to such person or persons as they may elect.

Subject to the limitations imposed by the Standstill Agreement, the Filing Parties may consider and/or propose one or more additional transactions which relate to or would result in the effects specified in items (b) through (g), (i) and (j) of Item 4. of Schedule 13D. However, as Reading is an "Interested Person" as such term is defined in Article SIXTH of

---------------------                                     ----------------------
CUSIP No.   632900106                                     Page  9  of  14  Pages
---------------------                                     ----------------------

the Articles of Incorporation of the Issuer, the ability of the Filing Parties to cause the consummation of any one or more transactions constituting a "Business Combination" as defined in such Article SIXTH is limited. The Issuer has covenanted, however, in the Purchase Agreement pursuant to which the Issuer acquired the 50% membership interest in AFC (the "Purchase Agreement") that:

     subject to the fiduciary duty of the board of Directors of [Issuer], to present to the stockholders of [Issuer], at [Issuer's] next annual or special meeting of stockholders, a proposed amendment to [Issuer's] Restated Certificate of Incorporation to eliminate Article SIXTH thereof, and shall use their best efforts to solicit proxies in favor of such amendment.

The Filing Parties believe that the interests of the Issuer and its stockholders would best be served by the elimination of Article SIXTH. However, while Article SIXTH is rather convoluted and difficult to interpret, the Filing Parties believe that the elimination of Article SIXTH would require the approval of stockholders of the Issuer representing 2/3rds of the outstanding shares, calculated both with and without reference to the shares held by the Filing Parties.

As a consequence of action by the Board of Directors of the Issuer, Reading and its affiliates are exempt from the provisions of Section 203 of the Delaware Corporations Code.

Item 5.  Interest in Securities of the Issuer.

Item 5 is amended to reflect the information set forth on pages 2 to 6, above.

Item 6. Contracts Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is amended to provide as follows:

The Stockholders have agreed to nominate Messrs. Cotter and Braly as their nominees to the Issuer's Board of Directors under the Standstill Agreement. They have also agreed to indemnify one another with respect to any loss or liability resulting from any breach by any of them of their respective obligations under the Standstill Agreement. It is contemplated that Messrs. Cotter and Braly will receive the benefit of the same indemnities that the Stockholders customarily give to their officers and directors when serving, at the request of any such Stockholder, on the board of directors of another company.

In addition the following agreements or understandings currently exist between the Stockholders and the Issuer:

a) the Purchase Agreement by and between REI, FA, National Cinemas, Inc. and the Issuer dated April 5, 2000,

b) the Registration Rights Agreement by and between REI, FA and the Issuer dated April 5, 2000,

---------------------                                    -----------------------
CUSIP No.   632900106                                    Page  10  of  14  Pages
---------------------                                    -----------------------

c) the Standstill Agreement by and between REI, FA, CC, CHC and the Issuer dated November 3, 2000.

Copies of the Purchase Agreement and the Registration Rights Agreement are attached as exhibits to the Initial Statement, and a copy of the Standstill Agreement is attached as an exhibit to this Amendment. Any description of any of the agreements referenced above is necessarily qualified by reference to the full text of such documents, as set forth in such exhibits.

The Standstill Agreement grants various rights to the Stockholders and places various limitations upon the voting of Common Stock owned by the Stockholders, the solicitation of proxies, the acquisition of additional Common Stock by the Stockholders, and the disposition of Common Stock by the Stockholders. These provisions may be summarized as follows:

     1.   Voting Restrictions with Respect to Election of Directors:  Through

          ---------------------------------------------------------
          and including August 31, 2003, the Stockholders have agreed (a) to vote all shares of Common Stock as to which they exercise voting control in the same manner and in the same proportion as the shares held by all other holders of Common Stock, (b) not solicit proxies, or to permit their respective Affiliates (as such term is defined in the Standstill Agreement) to solicit proxies with respect to the election of directors and (c) not to otherwise seek to alter the composition of the Issuer's Board of Directors.

     2.   Voting Restrictions with Respect to Matters Other than the Election of
          ----------------------------------------------------------------------
          Directors:  Through and including August 31, 2001, the Stockholders
          ---------
          have agreed not to solicit proxies, or to permit their respective Affiliates to solicit proxies, with respect to any other matter presented to the stockholders of the Issuer.

     3.   Limitations on Acquisitions of Common Stock:  Through and including
          -------------------------------------------
          August 31, 2003, the Stockholders and their Affiliates may not acquire Common Stock representing, in the aggregate, more than 33% of the Common Stock, calculated on a fully diluted basis, assuming exercise of all outstanding stock options and conversion rights.

     4.   Limitations on Disposition:  Through and including August 31, 2003, no
          --------------------------
          Stockholder may Transfer (as defined in the Standstill Agreement) or permit any Affiliate to Transfer any Common Stock other than to a Permitted Transferee (as defined in the Standstill Agreement). Permitted Transferees include (i) the Company; (ii) any Affiliate of any Stockholder who agrees to be bound by the restriction described in subclauses 1 through 3, above; (iii) any Transferee who is a party to any tender offer, merger, reorganization or transfer of all or substantially all of the assets of the Issuer, approved by the Board of Directors of the Issuer; (iv) any Transferee that agrees in writing to be bound by the restrictions described in subclauses 1 through 3, above; (v) any transferee who, after giving effect to the proposed Transfer, will own, directly or indirectly, not more than 15% of the outstanding Common Stock; (vi) any person or entity to whom a Stockholder transfers Common Stock in reliance on the provisions of Rule 144 (other than the provisions of Rule 144(k)); (vii) any Transferee who acquires Common Stock pursuant to a tender offer;
          (viii) any successor by merger of any Stockholder; and (iv) any Transferee who acquires shares pursuant to the exercise of FA's piggyback registration rights or in a

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          registered secondary offering, provided that such shares are offered for sale in an underwritten public offering or otherwise sold in a broadly distributed public offering.

However, under the terms of the Standstill Agreement, the parties have agreed that the limitations set forth in subclauses 1 through 3, above are not to be construed to prevent any of the Stockholders, or any of their respective Affiliates, from: (i) making a tender offer for all of the outstanding shares of Common Stock, so long as such tender offer is made on an any and all basis; or (ii) communicating with any other holder or holders of Common Stock including, without limitation, the expression of the opinion of the Stockholders with respect to any third-party solicitation of proxies, provided that such Stockholder does not (A) provide to any holder of Common Stock a proxy or other authorization permitting the Stockholder (or its designee) to vote any Common Stock on such holders behalf or (B) accept from an holder of Common Stock a proxy or other authorization permitting the Stockholder (or its designee) to vote any Common Stock on such holders behalf.

Also, under the Standstill Agreement, the Stockholders are given the right to nominate, collectively, two nominees to the Board of Directors of the Issuer. The Stockholders have nominated Messrs. James J. Cotter and Scott A. Braly, who were elected to the Issuer's Board of Directors on November 3, 2000.

The Standstill Agreement also places certain limitations and obligations on the Issuer. These include:

     1. Limitations on acquisitions prior to the preparation, adoption and public disclosure of a business plan, as discussed in Item 4, above;

     2. The obligation, generally speaking, to provide to stockholders the same approval rights as set forth in Section 4350(i) of the National Association of Securities Dealers, Inc. Manual; and

     3. The obligation to provide for review of any related party transaction by a committee of disinterested directors.

     The Standstill Agreement provides for a term through and including August 31, 2003, unless sooner terminated as provided in the Standstill Agreement. A variety of specific termination provisions are set out in the Standstill Agreement. Generally speaking, the Standstill Agreement can be terminated by (a) mutual written agreement, or (b) by either party (i) in the event of permanent injunction prohibiting the transactions contemplated by the Standstill Agreement, (ii) by vote or a majority of the outstanding Common Stock (calculated without reference to any shares held by the Stockholders), (iii) by vote of a majority of the independent directors of the Board of Directors of the Issuer, (iv) in the vent of a third party tender offer for more than 15% of the outstanding Common Stock, or (v) in the event the Board of Directors of the Issuer proposes a "Change of Control Transaction" (as defined in the Standstill Agreement) or (c) by the Stockholders, in the event the Issuer fails to appoint or to continue the Stockholder nominees as directors of the Issuer. In the event of termination under clause (b)(iii) above, the Issuer Covenants discussed in subparagraphs 1, 2 and 3, above, will survive such termination until 120 days after such

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CUSIP No.   632900106                                    Page  12  of  14  Pages
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          termination, and in the event of termination under clause (b)(v)
          above, the provisions for proportional voting with respect to the election of directors of the Issuer and under subparagraph 2 and 3 above, will likewise continue until immediately following such annual meeting of stockholders. The Standstill Agreement automatically terminates in the event that the ownership interests of the Stockholders in the Issuer should fall below 10% or exceed 90% of the outstanding Common Stock.

The Purchase Agreement includes a put right, exercisable by Reading under certain circumstances. The relevant provision provides as follows:

     Section 5.9.  Notification and Put Rights.

          (a) [Issuer] covenants and agrees that it shall provide written notice to [REI] at least thirty (30) days prior to the date on which any of the following is proposed to occur: (i) the issuance of shares of Common Stock or of any class or series of Preferred Stock (in one or a series of related transactions) representing more than fifteen percent (15%) of the number or voting power of the shares of Common Stock or [Issuer] Preferred Stock, as the case may be, outstanding immediately prior to such issuance, or (ii) the making of an investment or series of related investments involving aggregate payments by [Issuer] of $10 million or more (calculated on a consolidated basis);

          (b) [REI] shall notify [Issuer] within thirty (30) days after the date of the notice in paragraph (a) above whether it agrees with the proposed issuance or investment described in such notice. If (x) [REI] objects to any such proposed transaction and (y) [Issuer] notifies [REI] that [Issuer] will nonetheless proceed with the proposed transaction, [REI] shall have the option, exercisable within fifteen (15) days after the date of the written notice in clause (y) above, to cause [Issuer] to repurchase, out of funds legally available therefore, all of the Common Share Consideration and the Preferred Share Consideration, for an aggregate purchase price equal to (aa) $13.5 million plus (bb) interest at a per annum rate of ten percent (10%) calculated on a daily basis through the date of such repurchase, which repurchase shall be consummated no later than thirty (30) days after the date of the notice of exercise of the option provided herein; and

          (c) The rights of [REI] to receive notice and to require the [Issuer] to repurchase the Common Share Consideration and the Preferred Share consideration shall expire on the date that is thirty (30) days following the date on which [Issuer] files with the Securities and Exchange Commission its Annual Report on Form 10-K for the fiscal year ended January 30, 2001, provided that the parties shall be obligated to consummate any repurchase for which [REI] has provided notice of exercise of the repurchase option provided in section 5.9(b) prior to such expiration date.

The Purchase Agreement also includes an undertaking, as previously set forth above, to propose to the stockholders of the Issuer and to solicit proxies in support of an amendment to the Restated Certificate of Incorporation of the Issuer to eliminate Article SIXTH.

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CUSIP No.   632900106                                    Page  13  of  14  Pages
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Item 7.  Material to be Filed as Exhibits.

Item 7 is hereby amended to add as Exhibit A a copy of the Standstill Agreement.

     Schedule 1  Information with Respect to Executive Officers and Directors





                           [Intentionally left blank]

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CUSIP No.   632900106                                    Page  14  of  14  Pages
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                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 13, 2000

                                             FA, INC.


                                             By:  /s/ S. Craig Tompkins
                                                  -------------------------
                                               S. Craig Tompkins
                                               Vice President



                                             READING ENTERTAINMENT, INC.


                                             By:  /s/ S. Craig Tompkins
                                                  -------------------------
                                               S. Craig Tompkins
                                               Vice Chairman



                                             CRAIG CORPORATION.


                                             By:  /s/ S. Craig Tompkins
                                                  -------------------------
                                               S. Craig Tompkins
                                               President



                                             CITADEL HOLDING CORPORATION


                                             By:  /s/ S. Craig Tompkins
                                                  -------------------------
                                               S. Craig Tompkins
                                               Vice Chairman